UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officer and Directors

On February 24, 2023, Ms. Meishuang Huang, the chairwoman of Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), resigned from her position as the chairwoman of the board of directors (the “Board”), effective February 24, 2023. Her resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Certain Officer and Directors

On February 24, 2023, the Board appointed Mr. Weilai (Will) Zhang, the chief executive officer of the Company, as the new chairman of the Board, effective on February 24, 2023.

The biographical information of Mr. Zhang is set forth below.

Mr. Zhang has served as our chief executive officer since January 2023. From 2011 to 2020, he acted as the Chairman of Huitong Tianxia Investment Ltd., an investment company. Since 2020, Mr. Zhang has acted as the chariman of Jinke Yulv Technology Co., Ltd., which is a International Technology firm in China. Mr. Zhang completed the course and obtained a Diploma in Capital and M&A Entrepreneurship from Fudan University in 2021, and a Diploma in Finance and Capital Investment from Southwest University in Finance and Economics in 2014.

Mr. Zhang will not receive any compensation for serving as director during his term. Mr. Zhang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letters of Mr. Zhang is attached hereto as exhibits 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Mr. Zhang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: February 27, 2023